UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2020

Commission File Number: 001-37452

CELYAD ONCOLOGY SA

(Translation of registrant’s name into English)

Rue Edouard Belin 2

1435 Mont-Saint-Guibert, Belgium

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Celyad Oncology SA

Entry into a Material Definitive Agreement.

On September 11, 2020, Celyad Oncology SA (the “Company”) entered into an Open Market Sale AgreementSM (the “Sales Agreement”), with Jefferies LLC (“Jefferies”) with respect to an at-the-market offering program under which the Company may offer and sell, from time to time at its sole discretion, American Depositary Shares, each representing one (1) ordinary share, no nominal value, having an aggregate offering price of up to $25,000,000 (the “ADSs”) through Jefferies as its sales agent. The issuance and sale, if any, of the ADSs by the Company under the Agreement will be made pursuant to the Company’s effective registration statement on Form F-3 (Registration Statement No. 333-248464).

Jefferies may sell the ADSs by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415(a)(4) of the Securities Act of 1933, as amended, including, without limitation, sales made through The Nasdaq Global Select Market (“Nasdaq”) or on any other existing trading market for the ADSs. Jefferies will use commercially reasonable efforts to sell the ADSs from time to time, based upon instructions from the Company (including any price, time or size limits or other customary parameters or conditions the Company may impose). The Company will pay Jefferies a commission equal to four percent (4%) of the gross sales proceeds of any ADSs sold through Jefferies under the Sales Agreement, and also has provided Jefferies with customary indemnification and contribution rights.

The Company is not obligated to make any sales of ADSs under the Sales Agreement. The Company or Jefferies may suspend or terminate the offering of ADSs upon notice to the other party and subject to other conditions. Jefferies will act as sales agent on a commercially reasonable efforts basis consistent with its normal trading and sales practices and applicable state and federal law, rules and regulations and the rules of Nasdaq.

The foregoing description of the Sales Agreement is not complete and is qualified in its entirety by reference to the full text of the Sales Agreement, a copy of which is filed herewith as Exhibit 1.1 to this Report on Form 6-K and is incorporated herein by reference. A copy of the legal opinion of CMS DeBacker SCRL, the Company’s Belgian counsel, relating to the legality of the issuance of the ordinary shares pursuant to the Agreement is attached as exhibit 5.1 hereto.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein, nor shall there be any offer, solicitation, or sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

The information contained in this Form 6-K and including the exhibits hereto is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-248464) and S-8 (File No. 333-220737).

EXHIBITS

Exhibit	Description

1.1	Open Market Sale AgreementSM , dated as of September 11, 2020, by and between Celyad Oncology SA and Jefferies LLC.

5.1	Opinion of CMS DeBacker SCRL

23.1	Consent of CMS DeBacker SCRL (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELYAD ONCOLOGY SA

Date: September 11, 2020	By:	/s/ Filippo Petti
Filippo Petti
Chief Executive Officer and Financial Officer